FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

TRIVALENCE MINING CORPORATION

(Translation of registrant's name into English)

502-815 HORNBY  STREET, VANCOUVER, BC V6Z 2E6

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F:    X    …                 (SEC File No:    0-29908)                    Form 40-F ________

Indicate by check whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X___

No________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82-4688.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

Date:  February 27, 2004

Signed by:  Omair  Choudhry

     Chief Financial Officer

British Columbia Securities Commission		QUARTERLY REPORT BC FORM 51-901F

INCORPORATED AS PART OF:
		X	Schedule A
Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD

TRIVALENCE MINING CORPORATION	DECEMBER 31, 2003	04/02/27
ISSUER'S ADDRESS

502 - 815 HORNBY STREET
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

VANCOUVER BC	V6Z 2E6	(604) 684-2407	(605) 684-2401
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.

OMAIR CHOUDHRY	CHIEF FINANCIAL OFFICER		(604) 684-2401

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
tmi@trivalence.com		www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 04/02/27

"MAHMOOD ARSHAD"	MAHMOOD ARSHAD	DATE SIGNED 04/02/27

TRIVALENCE MINING CORPORATION

Consolidated Balance Sheets

(Unaudited) (Expressed in Canadian dollars)

	December 31,	June 30,
	2003	2003

ASSETS

CURRENT
Cash and cash equivalents	$139,178	$125,303
Accounts receivable	131,580	1,010,841
Advances to affiliates	7,936	3,044
Inventory (Note 3)	5,137,508	3,930,243
Prepaid expenses	180,810	58,958

	5,597,012	5,128,389
MINERAL PROPERTIES (Note 4)	11,841,102	12,172,325
PROPERTY, PLANT AND EQUIPMENT (Note 5)	7,662,785	6,427,151

	$25,100,899	$23,727,865

LIABILITIES

CURRENT
Accounts payable	$1,714,596	$1,455,221
Accrued liabilities	3,619,399	3,194,903
Short-term loans	1,647,929	-
Current portion of obligation under capital lease (Note 7)	157,209	147,443
Income taxes payable	19,890	19,890

	7,159,024	4,817,457
CONVERTIBLE LOANS PAYABLE (Note 6)	14,139,380	13,250,784
OBLIGATION UNDER CAPITAL LEASE (Note 7)	575,103	-
FUTURE INCOME TAX LIABILITIES	154,000	154,000

	22,027,507	18,222,241

NON-CONTROLLING INTEREST (Note 8)	308,023	874,665

SHAREHOLDERS' EQUITY

Share capital (Note 9)	20,456,985	17,911,673
Equity component of convertible instruments	2,222,771	2,222,771
Additional paid in capital	484,330	484,330
Deficit	(20,398,716)	(15,987,815)

	2,765,370	4,630,959

	$25,100,899	$23,727,865

ON BEHALF OF THE BOARD:

(Signed) "Lutfur Rahman Khan"	(Signed) "Mahmood Arshad"
Lutfur Rahman Khan, Director	Mahmood Arshad, Director

TRIVALENCE MINING CORPORATION

Consolidated Statements of Operations and Deficit

(Unaudited) (Expressed in Canadian dollars)

	Three months ended Dec. 31,		Six months ended Dec. 31,
	2003	2002	2003	2002

REVENUE
Diamond sales	$1,144,694	$1,723,486	$3,961,714	$2,508,474
Interest and other	4,664	5,296	11,608	10,096

	1,149,358	1,728,782	3,973,322	2,518,570

EXPENSES
Production costs (Note 10)	2,051,142	2,635,684	5,275,790	4,833,957
Selling, general and administrative (Note 14)	727,171	937,779	1,567,231	1,588,753
Interest on long-term debt	499,080	344,221	953,053	627,641
Exploration	114,752	(7,347)	228,709	(38,321)
Depletion and depreciation	658,550	532,582	1,031,959	1,278,494

	4,050,695	4,442,919	9,056,742	8,290,524

LOSS BEFORE UNDERNOTED ITEMS	(2,901,337)	(2,714,137)	(5,083,420)	(5,771,954)
Gain on sale of equipment	21,979	-	109,744	-
Loss on dilution of investment in a subsidiary	-	-	-	-
Option proceeds	-	158,020	-	158,020

LOSS BEFORE INCOME TAXES	(2,879,358)	(2,556,117)	(4,973,675)	(5,613,934)
Current income tax provision	-	-	(3,866)	(8,000)
Future income tax recovery (expense)	-	672,000	-	1,680,000

LOSS BEFORE NON-CONTROLLING
INTEREST	(2,879,358)	(1,884,117)	(4,977,541)	(3,941,934)
Non-controlling interest (Note 8)	316,524	227,158	566,643	508,130

NET LOSS	(2,562,833)	(1,656,959)	(4,410,899)	(3,433,804)
DEFICIT, BEGINNING OF PERIOD	(17,835,881)	(10,882,683)	(15,987,816)	(9,105,838)

DEFICIT, END OF PERIOD	$(20,398,713)	$(12,539,642)	$(20,398,713)	$(12,539,642)

LOSS PER SHARE
Basic and fully diluted	$(0.11)	$(0.10)	$(0.19)	$(0.20)

Weighted average number of common shares
used to calculate basic and fully diluted loss
per share	23,375,984	17,290,984	23,375,984	17,290,984

TRIVALENCE MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited) (Expressed in Canadian dollars)

	Three months ended Dec. 31,		Six months ended Dec. 31,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net loss	$(2,562,835)	$(1,656,958)	$(4,410,900)	$(3,433,803)
Add non-cash items
Depletion and depreciation	474,891	532,583	1,009,980	1,278,495
Accretion of debt discount	148,400	-	296,494	-
Interest added to debt principal	299,617	289,188	592,103	572,436
Future income tax recovery	-	(672,000)	-	(1,680,000)
Non-controlling interest	(316,524)	(227,159)	(566,643)	(508,131)

	(1,956,452)	(1,734,346)	(3,078,966)	(3,771,003)
Net change in non-cash working
capital items relating to operations (Note 15)	146,101	(172,198)	231,123	784,894

	(1,810,350)	(1,906,545)	(2,847,843)	(2,986,109)

FINANCING ACTIVITIES
Issuance of share capital	2,545,311	-	2,543,311	-
Purchase of common shares	-	-	-	-
Obligation under capital lease	(278,875)	(150,231)	584,869	(150,231)
Short-term loans	238,518	1,766,624	1,647,929	2,282,009

	2,504,954	1,616,393	4,776,110	2,131,778

INVESTING ACTIVITIES
Proceeds on disposal of equipment	21,979	-	109,744	-
Purchase of property, plant and equipment	(589,607)	(120,960)	(2,024,135)	(352,203)

	(567,628)	(120,960)	(1,914,390)	(352,203)

(DECREASE) INCREASE IN CASH	126,975	(411,111)	13,875	(1,206,534)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	12,203	154,214	125,303	949,637

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$139,178	$(256,897)	$139,178	$(256,897)

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Cash flows from operating activities are expected to become positive, as the company has obtained equity financing for the purpose of purchasing additional heavy equipment in order to operate its plants at rated capacities.  These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended June 30, 2003. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended June 30, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

3.

INVENTORY

	December 31,	June 30,
	2003	2003

Diamonds	$741,526	$261,793
Stockpiles	24,860	80,796
Fuel, oil and grease	24,096	38,183
Parts and supplies	3,961,283	3,285,606
In transit	385,743	263,865

	$5,137,508	$3,930,243

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003
(unaudited, expressed in Canadian dollars)

4.	MINERAL PROPERTIES

				December 31,			June 30,
					2003		2003
PRODUCING
	Aredor Concession:
	Acquisition costs				$10,427,786	$10,427,786
	Development expenditures, less recoveries				1,676,894	1,676,894
	Less: accumulated depletion				(2,081,571)	(1,781,525)

					10,023,109	10,323,155

	Palmietgat Concession:
	Acquisition costs				2,357,052	2,357,052
	Development expenditures, less recoveries				(126,620)	(126,620)
	Less: accumulated depletion				(449,183)	(418,006)

					1,781,248	1,812,425

					11,804,357	12,135,580

NON-PRODUCING
	Kokong Concession:
	Acquisition of exploration license				36,745	36,745

					36,745	36,745

					$11,841,102	$12,172,325

5.	CAPITAL ASSETS

			December 31, 2003			June 30, 2003
			Accumulated	Net Book		Accumulated	Net Book
		Cost	Amortization	Value	Cost	Amortization	Value

	Plants	$ 4,074,791	$2,108,077	$1,966,714	$3,872,908	$1,922,304	$1,950,604
	Mining
	equipment	12,018,105	6,621,948	5,396,158	10,338,762	6,158,632	4,180,130
	Vehicles and
	light equipment	461,701	295,652	166,049	433,580	282,146	151,434
	Office furniture
	and equipment	476,987	343,123	133,864	471,943	326,960	144,983

		$17,031,584	$9,368,800	$7,662,785	$15,117,193	$8,690,043	$6,427,151

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

  (unaudited, expressed in Canadian dollars)

6.	CONVERTIBLE LOANS PAYABLE

		December 31,	June 30,
		2003	2003
	Series 1999-A Debenture
	Third debenture of $4,225,000 (2002 - $4,225,000)	$5,420,899	5,207,333

	Series 1999-B Debenture
	Debenture of $1,250,000 (2002 - $1,250,000)	1,603,816	1,540,631

	Series 2000-A Debentures
	First debenture of $1,100,000 (2002 - $1,100,000)	1,411,358	1,355,755
	Second debenture of $300,000 (2002 - $300,000)	407,292	391,246

	Series 2001-A Debentures
	First debenture of $1,100,000 (2001 - $1,100,000)	1,383,697	1,329,184
	Second debenture of $1,100,000 (2002 - $1,100,000)	1,372,939	1,318,850

	Series 2003-A Debentures
	First debenture of $1,450,000 (2002 - Nil)	1,600,913	1,332,209
	Second debenture of $850,000 (2002 - Nil)	938,466	775,576

		$14,139,380	$13,250,784

	Waiver of non-payment of interest

Under the terms of the debentures, interest is payable monthly in arrears. At December 31, 2003, $2,965,575 of accrued but unpaid interest is included in convertible notes payable. The Company obtained a waiver of non-payment of interest from the lender through January 10, 2005. Interest is compounded monthly and will continue to accrue at 8% per annum on the Series 1999, 2000 and 2001 debentures, and 11% on the Series 2003 debentures.

TRIVALENCE MINING CORPORATION \

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

7.              OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003 at an interest rate of 8.46% compounded monthly, as well as a three-year lease agreement and a two-year lease agreement, terminating August 10, 2006 and August 5, 2005 respectively, both at an interest rate of 8.50% compounded monthly. Future minimum lease payments are as follows:

	December 31,	June 30,
	2003	2003

FY2004	$157,209	$147,443
FY2005	297,076	-
FY2006	213,282	-
FY2007	64,744	-

Total minimum lease payments	732,312	147,443
Less interest portion	69,234	6,234
Present value of capital lease obligation	663,078	141,208
Current portion	157,209	147,443

Non-current portion	$575,103	$-

8.             NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

Balance June 30, 2002	$931,224
15% interest in capitalization of advance by the Company
to Aredor FCMC S.A	910,904
Share of net loss of Aredor FCMC	(967,463)

Balance June 30, 2003	874,665
Share of net loss of Aredor FCMC	(566,643)

Balance December 31, 2003	$308,023

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

9.           SHARE CAPITAL

(a)	Authorized

	100,000,000 common shares with no par value

(b)	Issued and outstanding

		Number of
		common shares	Amount

	Outstanding at June 30, 2001	17,290,984	$17,760,994
	Recognition of premium on cancellation
	of own shares	-	150,679
	Issued and outstanding at June 30, 2002,
	and June 30, 2003	17,290,984	$17,911,673
	Private placement	6,080,000	2,543,311
	Exercise of employees stock options	5,000	2,000
	Issued and outstanding at December 31, 2003	23,375,984	$20,456,985

(c)  Share purchase options

At December 31, 2003there were 1,167,000options outstanding under the Company's stock option plan.  Under the TorontoVenture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company. The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V. The Board of Directors determines at the date of grant the time at which any option may vest.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

9.            SHARE CAPITAL (Continued)

(d) Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the two year period ended June 30, 2003 and the six-month period ended December 31, 2003:

		Weighted Average Price per Share

	Number of
	Shares

Balance, June 30, 2002	1,374,000	$0.80
Cancelled	(687,000)	0.88
Exercised	-

Balance, June 30, 2003	687,000	$0.80
Granted	610,000	0.70
Cancelled	(125,000)	0.89
Exercised	(5,000)	0.40

Balance, December 31, 2003	1,167,000	$0.63

As at December 31, 2003 the following stock options were outstanding:

Number of		Exercise
Shares	Expiry date	Price

50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
322,000	April 24, 2007	0.40
610,000	November 18, 2008	0.70

1,167,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

10.           PRODUCTION COST OF DIAMOND SALES

	Three months ended Dec.31,		Six months ended Dec.31,
	2003	2002	2003	2002

Opening inventory	$4,048,618	$5,568,247	$3,930,243	$5,023,339
Guinea mining tax (10% of diamond sales)	75,741	135,533	268,453	135,533
Fuel, labour, parts, supplies and other	3,129,477	2,632,348	6,077,478	5,402,859
Reclamation	24,960	(331)	51,149	59,855
Foreign exchange (gain)	(90,145)	(193,990)	85,975	(281,506)
Less closing inventory	(5,137,508)	(5,506,123)	(5,137,508)	(5,506,123)
	$2,051,142	$2,635,684	$5,275,790	$4,833,957

11.

COMMITMENTS

(a)

The Company's lease for office premises expired in January 2004, and the remaining obligation at December 31, 2003 was $10,678.  The Company has entered into a new three-year lease agreement, which stipulates a minimum of six months termination notice, the current value of a six-month period being $64,068.

(b)

The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession. At December 31, 2003 the Company had withheld 34 months' rent (US$1,360,000 which is included as a liability) pending resolution of US$899,206 in value added tax refunds and US$174,707 in fuel exoneration refunds due to the Company from the Guinea Ministry of Finance.

(c)

The Company is obligated under certain employment and management agreements.  The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS Significant related party transactions not disclosed elsewhere in these financial statements include:
(a)	management fees of $189,862 (2002 - $243,552) were paid during the three months ended December 31, 2003 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

	(b)	compensation not included in management fees, paid to directors and officers of the company during the three months ended December 31, 2003 was $106,600 (2002 - $204,700).
	(c)	accounts receivable of $7,935 ($3,044 at June 30, 2003) due from companies with a common director.
	(d)	borrowing of $1,647,929 (2002 - $2,282,090) from related parties or from companies with a common director. The loans are due on demand, bear interest at 11% and are unsecured.

13.

SEGMENTED INFORMATION

The Company currently operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties. The Company's revenues are derived from its operations in four geographic areas as follows:

	Three months ended Dec. 31,		Six months ended Dec. 31,
	2003	2002	2003	2002

Republic of Guinea	$757,371	$1,285,924	$2,684,286	$1,287,205
South Africa	390,357	442,709	1,287,121	1,230,945
Canada	1,630	149	1,915	420
	$1,149,358	$1,728,782	$3,973,322	$2,518,570

The location of the Company's long-lived assets is as follows:

	Dec. 31,	June 30,
	2003	2003

Republic of Guinea	$16,479,944	$15,677,712
South Africa	2,928,461	2,821,577
Canada	58,736	63,442
Botswana	36,745	36,745

	$19,503,887	$18,599,476

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months and six months ended December 31, 2003

(unaudited, expressed in Canadian dollars)

14.            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Dec. 31,		Six months ended Dec. 31,
	2003	2002	2003	2002

Auditing and legal	$86,955	$141,564	$141,940	$191,507
Management fees	98,983	105,191	189,862	243,552
Investor relations	(82,739)	119,215	90,888	219,400
Consulting fees	22,730	44,423	179,944	101,422
Rent	32,903	44,527	83,724	86,498
Communications	41,611	25,948	76,785	69,690
Travel	127,083	28,517	183,413	99,819
Salaries and wages	180,202	289,256	366,597	554,280
Commissions on diamond sales	120,007	15,315	189,360	(100,490)
Office and other	101,708	123,822	77,123	146,796
Cost recoveries	(2,271)	(0)	(12,404)	(23,721)
	$727,171	$937,779	$1,567,231	$1,588,753

15.              CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	3 months ended Dec 31		6 months ended Dec 31
	2003	2002	2003	2002

Accounts receivable and prepaid exp	$1,104,053	$62,421	$757,409	$411,336
Advances to affiliates	(196)	8,964	(4,892)	3,653
Inventory	(1,088,890)	62,124	(1,207,265)	(482,784)
Accounts payable	122,254	(534,136)	259,375	310,346
Accrued liabilities	8,879	228,430	424,496	534,344
Income taxes payable	-		-	8,000

	$146,100	$(172,198)	$229,123	$784,894

16.               SUBSEQUENT EVENTS

Subsequent to December 31, 2003 the Company borrowed US$393,854 from companies with a common director. The loans are due on demand, bear interest at 11% and are unsecured.

British Columbia Securities Commission		QUARTERLY REPORT BC FORM 51-901F

INCORPORATED AS PART OF:
Schedule A
		X	Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR THE QUARTER ENDED		DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	DECEMBER 31, 2003		04/02/27
ISSUER'S ADDRESS

502 - 815 HORNBY STREET
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

VANCOUVER BC	V6Z 2E6	(604) 684-2407	(605) 684-2401
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.

OMAIR CHOUDHRY	CHIEF FINANCIAL OFFICER		(604) 684-2401

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
tmi@trivalence.com		www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN		DATE SIGNED 04/02/27

"ARSHAD MAHMOOD."	ARSHAD MAHMOOD		DATE SIGNED 04/02/27

TRIVALENCE MINING CORPORATION

BC Form 51-901F

Three months ended December 31, 2003

(unaudited, prepared by management)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

(a)

deferred expenditures on mineral properties (see Note 4 to unaudited consolidated financial statements)

(b)  cost of sales (see Note 10 to unaudited consolidated financial statements)

(c)  marketing expenses (see Note 14 to unaudited consolidated financial statements)

(d)  selling, general and administrative expenses (see Note 14 to unaudited consolidated financial statements)

2.

Related party transactions:

(See Note 12 to the unaudited consolidated financial statements)

3.

Summary of securities issued and options granted during the three months ended December 31, 2003:

(a)

Securities issued: see Note 9 of the unaudtied consolidated financial statements.

(b)

Options granted:  see Note 9 of the unaudited consolidated financial statements.

4.

Summary of securities as at the end of the reporting period:

(a)

authorized share capital of the Company - 100,000,000 common shares with no par value.

(b)

number and recorded valued of for shares issued and outstanding (see Note 9 to unaudited consolidated financial statements)

(c)

options, warrants, and convertible securities outstanding (see Note 9 to unaudited consolidated financial statements)

(d)

shares subject to escrow or pooling agreements - none

(e)

Directors and officers:

Lutfur Rahman Khan

Director, President, CEO

Mahmood Arshad

Director

Timothy  Hoar

Director

Waseem  Rahman

Director, Vice-president, Administration

Omair Choudhry, MBA

Chief Financial Officer

SCHEDULE C (a): MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

1.

OVERVIEW

For the quarter ended December 31, 2003 diamond production consisted of output from the Aredor and Palmietgat diamond mines.   Sales revenue for the quarter was $1,144,694 compared with $1,723,486 a year ago.  During the quarter ended December 31, 2003 the Company raised $3,040,000 gross proceeds through a private placement financing for purchase of capital equipment and for working capital purposes. The kimberlite exploration program at the Company's Kokong concession in Botswana continued under the direction of Tinto Botswana Exploration Pty Limited ("Tinto Botswana").

2.

OPERATIONS

Results of Operations - 3 months ended December 31, 2003

Net loss for the quarter ended December 31, 2003 was $2,562,835 or $0.11 per share compared with $1,656,959 or $0.10 per share in 2002.  The increased loss in 2003 was primarily due to lower per carat price received for the sale of the diamonds from the Aredor mine and lower production levels. The loss in 2002 was due to fewer carats produced.

Aredor Diamond Mine

Revenue from diamond sales from the Aredor mine for the quarter ended December 31, 2003 was $757,371 representing the sale of 3,489 carats for US$575,842 (US$165/carat). Diamond sales for the three-month ended December 31, 2002 was $1,285,924 representing the sale of 3,707 carats for US$820,712 (US$221.41/carat). The 30% decrease in diamond sales was due to 25% decline in the diamond prices and 6% decline in the diamonds sold. The main cause for decline in prices was due to lower gem quality diamonds sold.

Production costs for the quarter ended December 31, 2003 were $1,171,899 compared with $2,354,938 in 2002. The actual cost of production of fuel, parts and labor remained the same but due to change in inventory at December 31, 2003 the production costs are significantly lower in quarter ended December 31, 2003 compared to the same period in 2002. The Aredor mine produced 8,200 carats during the quarter ended December 31, 2003 compared with 3,426 carats in 2002. The significant increase in production during the quarter ended December 31, 2003 is represented by a 55% increase in grade (carats/tonne) resulting from the resource grade of the blocks mined.

Palmietgat Diamond Mine

Diamond sales for the quarter ended December 31, 2003 were $390,357 representing the sale of 4,828 carats for US$295,229 (US$61/carat). Diamond sales for the quarter ended December 31, 2002 were $442,709 representing the sale of 4,307 carats for US$271,380 (US$63/carat).

Production cost for the quarter ended December 31, 2003 was $871,000 compared with $446,226 in 2002.  The increase in production cost was due to increased fuel costs and increase in drilling and blasting costs, as two of the kimberlites pipes were joined together and additional blasting was required to remove the overburden. The Palmietgat mine produced 3,659 carats during the quarter ended December 31, 2003 compared with 5,236 carats produced in 2002.  The 30% decrease in diamond production during the three months period ended December 31, 2003 was due to 41% increase in tonnage processed offset by 50% decrease in the grade. The reason for significant decrease in grade was due the fact that most of the processing done in the quarter was from the oversize material around the plant.

Results of Operations - 6 months ended December 31, 2003:

Net loss for the six months ended December 31, 2003 was $4,410,899 or $0.19 compared with a net loss of $3,433,804 or $0.20 per share in 2002.  The six months loss in 2003 was due to lower production levels at the Aredor mine arising from aging excavation equipment and lower diamond prices for diamonds sold during the second quarter.

Aredor Diamond Mine:

Sales of diamonds from the Aredor diamond mine for the six months ended December 31, 2003 were $2,684,285 representing the sale of 8,522 carats for US$1,972,030 (US$231.40/carat). Diamond sales for the six months ended December 31, 2002 were $1,287,205 representing the sale of 3,707 carats for US$820,712 (US$221.41/carat). The 140% increase in diamond sales was due to a 129% increase in carats sold offset by a 5% decrease in the average selling price/carat resulting from changes in the quality and size of diamonds produced.  The increase in carats sold was a result of increased production levels caused by improvement in the grade.

Production cost of diamond sales for the six months ended December 31, 2003 was $3,944,210 compared with $4,005,823 in 2002.  The Aredor mine produced 12,848 carats during the six months ended December 31, 2003 compared with 6,940 carats in 2002.  The 85% increase in production during the six months ended December 31, 2003 is attributed to 15% increase in ore mined and a 65% increase in grade.  The increase in tonnage throughput was a result of improved equipment availability and the start of the test phase of the newly re-furbished DMS plant in the month of December, 2003.

Palmietgat Diamond Mine:

Diamond sales for the six months ended December 31, 2003 were $1,287,121 representing the sale of 11,928 carats for US$957,628 (US$80/carat).  Diamond sales for the six months ended December 31, 2002 was $1,230,945 representing the sale of 25,010 carats for US$770,662 (US$31/carat).

Production cost of diamond sales for the six months ended December 31, 2003 was $1,317,377 as compared with $828,134 in 2002.  The increase in production cost was due to increased fuel drilling and blasting costs in 2003 compared to 2002. The Palmietgat mine produced 11,523 carats during the six months ended December 31, 2003 compared with 19,281 carats in 2002.  The 41% decrease in production during the six months ended December 31, 2003 is attributed to a 56% decrease in grade offset by 30% increase in ore mined. The reason for the significant decrease in grade was due to the fact that most of the processing done in last three-months of 2003 was from the stock piles of oversize material around the plant.

Selling, general and administrative expense

Selling, general, and administrative expense for the three months ended December 31, 2003 was $727,171 as compared with $937,779 in 2002. Decrease in 2003 compared with 2002 was primarily due to reduction in consulting and management fees. For the six months ended December 31, 2003, selling, general and administrative expense was $1,567,231 compared with $1,588,753 in 2002.

Interest expense

Interest expense for the quarter ended December 31, 2003 was $499,080 as compared with $344,221 in 2002. The increase in interest expense was due to increased levels of outstanding debt. Accretion of the equity component of convertible instruments included in interest expense was $148,400 and $296,494 for the three and six month periods ending December 31, 2003, respectively, as compared with nil in 2002.

Amortization

Depletion expense for the three months ended December 31, 2003 was  $168,033 compared with $225,645 in 2002.  For the six months ended December 31, 2003, depletion expense was $331,223 compared with $509, 280 in 2002. Decrease in depletion expense for the three and six months periods ended December 31, 2003 was primarily due to the Company's revised method for re-calculation of the estimated resource at the Aredor mine and decreased production from the Palmietgat mine.

Depreciation

Depreciation expense for the three months ended December 31, 2003 was $490,518 compared with $306,938 in 2002.  For the six months ended December 31, 2003, depreciation expense was $700,736 compared with $769,214 in 2002. Depreciation expense for the three month period ended December 31, 2003 increased due to purchase of additional equipment at the Aredor and Palmietgat mine.

Income taxes

During the quarter ended December 31, 2003, no significant income tax recovery was available as compared to a net tax recovery of $672,000 on a pre-tax loss of $2,556,117 for the three months ended December 31, 2002.  The income tax recovery for the three months ended December 31, 2002 represents future tax recoveries on the loss sustained in Guinea.  No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized.

For the six months ended December 31, 2003, no significant income tax recovery was available as compared to a net tax recovery of $1,680,000 on a pre-tax loss of $5,613,935 for the six months ended December 31, 2002.  The income tax recovery for the six months ended December 31, 2002 represents future tax recoveries on the loss sustained in Guinea.  No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized.

3.

 EXPLORATION

Aredor

Trivalence is evaluating the data produced by the Rio Tinto kimberlite exploration from 2000 to 2003. Rio Tinto spent US $6.0 million and accumulated a wealth of data. Rio Tinto has delivered to Trivalence all of this exploration data.  Two of the known pipes explored by Rio Tinto  (K23 and the K14 group) are of interest to Trivalence. K14 North is about two hectares in size with a potential grade between 0.2 and 2.0 carats per tonne as defined by Rio Tinto.

Trivalence intends to carry out a 10,000 tonne bulk sample to ascertain grade and diamond value of this pipe. Work has started on a 10-tonne per hour exploration (DMS) plant, and a program of shallow auger drilling to better define the limits of K14 North is in progress. The auger drilling has extended K14 North to about 3 hectares and it is still open to the Northwest. Bulk sampling and processing is planned for April 2004.

Kokong

Exploration activities in Botswana were continued by Tinto Botswana, a subsidiary of Rio Tinto Mining & Exploration Ltd. The work consisted mainly of 39 "scout" (shallow) drilling holes were completed during the quarter.  The total reconnaissance "scout" holes completed over the licenses to date now stands at 45, with 4 abandoned. 8 new kimberlites have been confirmed since the start of the Phase 2 scout drilling.  Results have yet to be received. There was no loam sampling or geophysics carried out during the quarter. Results from the loam indicator data from previous sampling remains incomplete.  The Loam data received does not, however, specifically upgrade any target. Only partial results have been received from down-the-hole indicator samples.  Full results have only been received from a few holes and accordingly no detailed work has been completed on indicator results as yet. Total expenditures from 2001 to December 31, 2003 are in excess of USD $3,000,000.

4.

FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $1,956,452 for the three months ended December 31, 2003 compared with $1,734,347 in 2002.  The deterioration in 2003 compared with 2002 was primarily due to losses at the Aredor mine.

Negative cash flow from operations excluding changes in operating assets and liabilities was $3,078,966 for the six months ended December 31, 2003 compared with  $3,771,003 in 2002.  The minor improvement in 2003 compared with 2002 was primarily due to lower expenses.

Investing activities

No investment was made in mineral properties during the three and six months periods ended December 31, 2003 and 2002. Investment in capital assets was $589,607 for the three months ended December 31, 2003 compared with $120,960 in 2002.  Investment in capital assets was $2,024,135 for the six months ended December 31, 2003 compared with $352,204 in 2002.  In the three and six month periods ended December 31, 2003, the Company completed the construction of a Dense Media Separator plant at its Aredor mine, and purchased additional trucks and loaders to support the operation of the new plant at the Aredor mine. During the three-months ended December 31, 2003, the Company also purchased crushers for the Palmietgat mine, and these are currently being installed at the mine to increase production.

Financing activities

Convertible notes payable at December 31, 2003 were $14,139,380 compared with $13,250,784 at June 30, 2003. The increase is represented by accrued but unpaid interest. Under the terms of the debentures securing the convertible notes payable, interest at 11% and 8% per annum compounded monthly is payable monthly in arrears. At December 31, 2003 $2,965,575 of accrued but unpaid interest is included in convertible notes payable. Interest rate for all outstanding debentures, except for the 2003 Series debentures A1 & A2, was reduced from 11% per annum to 8% per annum effective March 01, 2003. The Company has obtained a waiver of non-payment of interest from the Lender through January 10, 2005.   Because the terms of the debentures have been extended for a period of more than 12 months from

December 31, 2003, all debt secured by the debentures has been classified as long-term debt.

During the three-months ended December 31, 2003, the Company closed a private placement of 6,080,000 units at a price of $0.50 cents per unit for gross proceeds of $3,040,000.  Each unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of $0.75 per share. The net proceeds of the private placement were used to purchase additional heavy equipment at Aredor mine and for general working capital purposes.

During the six months ended December 31, 2003, the Company borrowed $1,647,929 on an unsecured demand basis from non-arms' length parties.

Cash resources and liquidity

At December 31, 2003 the Company had a working capital deficiency of $1,564,012 compared with a surplus of $310,821 at June 30, 2003.  The deterioration of the working capital position was primarily due to the negative cash flow from operating activities. Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at December 31, 2003 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver until January 10, 2005. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

Capital expenditures for the year ending June 30, 2004 are expected to be approximately $1,300,000  (US$1,000,000) to achieve targeted production with three plants in operation at the Aredor mine.

5.

RISKS AND UNCERTAINTIES

For the three months and six months ended December 31, 2003, the Company experienced significant negative cash flows from operations.  This trend has continued subsequent to December 31, 2003.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  The exploration and development of the Company's properties is dependent upon the Company's ability to obtain necessary financing or find appropriate strategic partners.

Aredor diamond production is sold by international tender in Conakry, Guinea or Antwerp, Belgium, and the market price of rough diamonds is a significant factor in the Company's profitability.  Production from the Palmietgat mine is also sold by tender.  The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure that excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

Artisinal mining activity at the Aredor mine continues to take place outside the 200 square kilometres of the concession already retroceded to the local population.  As previously reported, during the 42 months ended June 30, 2003, management estimated that approximately 20% of the indicated & inferred resource at December 31, 1999 had been lost to artisinal mining activity despite security measures carried out by mine management. In September 2003, the Company hired SRK Consulting Engineers & Scientists (U.K.) to do an independent resource estimate at the Aredor mine. After visiting the Aredor mine and completing their due diligence SRK has agreed with the resource estimates of Trivalence and has made no adjustments to diamond grades or value estimates, which SRK considers have been reasonably derived.  A detailed SRK report has been filed on SEDAR.

6.

OUTLOOK

Aredor

The Company has completed the re-design and the rebuild of a dense media separator (DMS) plant at Aredor; this plant has started commercial production. Currently, material throughput from this plant is running at approximately 75-80 TPH, due to high sand content in the gravels from the blocks being mined. A change in screens is expected to increase the material throughput rate to 100-120 TPH. The mining blocks being exploited in the area of the 14-foot commercial plant are exhausted and the commercial 14-foot plant is being moved to new blocks, a process that may take up to three months. The Company expects this plant to be operational by second half of April 2004. The Twin 8-foot plant is currently shut down for reassessment of mining blocks grade around the plant. By the end of April 2004, the Company plans to have the DMS and the 14ft plants both in production, which is expected to generate positive cash flow from the Aredor mine. The Company plans to increase excavating capacity through the overhaul and upgrade of its existing draglines, and by purchasing one additional dragline by the end of March 2004. Further capital expenditures for the year ending June 30, 2004 are expected to be approximately $1,300,000 (US$1,000,000) to achieve targeted production with three plants in operation at the Aredor mine.

Palmietgat

During the quarter ended December 31, 2003, the Company bought three crushers to be tied into the current DMS plant structure. The Company expects to have these crushers fully operational by end of March 2004. These crushers are expected to increase the overall grade and will reduce production costs. Operating cash flow at the mine level is expected to remain positive.

Kokong

The Company's kimberlite exploration program will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited.